UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Stockholders’ Equity Deficiency Letter

On April 6, 2026, Real Messenger Corporation (the “Company”), has received written notification from the Nasdaq Capital Market (“Nasdaq”) dated April 6, 2026, indicating that, based on the reported stockholders’ equity of $1,110,873 of the Company as reported in its unaudited interim financial report on Form 6-K, filed with the Securities and Exchange Commission on March 31, 2026, the Company does not meet the minimum shareholders’ equity criteria of $2,500,000 in stockholders’ equity required under the Nasdaq Listing Rule 5550(b)(1) (the “Listing Rule”) for continued listing (the “Nasdaq Letter”).

The Nasdaq Notice has no immediate effect on the listing of the Company’s securities, and they will continue to trade on the Nasdaq Capital Market under the symbol “RMSG”.

Under Nasdaq Listing Rule, the Company has 45 calendar days, or until, May 21, 2026, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the Nasdaq Letter to evidence compliance.

The Company intends to regain compliance within the applicable compliance period and is currently working on a plan including financial projections.

During this time, the Company’s securities will continue to be listed and trade on the Nasdaq Capital Market and the Company’s business and operations are not affected by the receipt of the Nasdaq Notice. Although the Company will use all reasonable efforts to achieve compliance with applicable Listing Rules, there can be no assurance that the Company will be successful in its efforts.

The Company issued a press release on this development on April 8, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 8, 2026

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 8, 2026

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